UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                    Commission File Number 0-24795

                    NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K
             [ ] Form 10-Q [  ] Form N-SAR

         For Period Ended: December 31, 2002

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:                    Aviation General, Incorporated


Former Name if Applicable:


Address of Principal Executive Office:       7200 N.W. 63rd Street

City, State and Zip Code:                   Bethany, Oklahoma  73008

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Several recent events have affected the Registrant's ability to file its report within the prescribed time period. The Registrant's principal subsidiary filed a voluntary petition under Chapter 11 of the Bankruptcy Code in December 2002, the Registrant's independent public accountants resigned in February 2003 and the Registrant recently replaced its chief financial officer, who had resigned during 2002. As a result, the Registrant is unable to complete the report by the prescribed due date without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Glenn A. Jackson                        (405)                 495-8080
(Name)                               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the downturn in the Registrant's business during the second half of 2002 and the bankruptcy filing of its principal subsidiary in December 2002, the Registrant anticipates a significant change in its operating results. For the reasons set forth in Part III, however, the Registrant is unable to quantify the change at this time.





                         Aviation General, Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 2003                   By:      /s/ GLENN A. JACKSON
                                            ------------------------
                                                 Glenn A. Jackson